13013013

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2012 (MM/DD/YY) AND ENDING Dec. 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker/Dealer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2675 N. Mayfair Road, Suite 410
(No. and Street)

Milwaukee	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Einhorn (414)453-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5
CM 3/7/13

OATH OR AFFIRMATION

I, Steve Einhorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker/Dealer, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Wisconsin
County of Milwaukee

KATHLEEN ALMOND

Signature

President

Title

Kathleen Almond

Notary Public

My commission expires May 11, 2014.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER/DEALER, INC.
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

RPB CPAs

Reilly, Penner & Benton LLP

BROKER/DEALER, INC.
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS

	Page
SEC Form X-17A-5	1 - 2
Independent Auditors' Report	3 - 4
Statements of Financial Condition	5
Statements of Operations	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9 - 10
Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1	11
Independent Auditors' Report on Internal Control	12 - 13

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Broker/Dealer, Inc.
Milwaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Broker/Dealer, Inc. (Company) as of December 31, 2012 and 2011 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 14, 2013
Milwaukee, Wisconsin

BROKER/DEALER, INC.
Milwaukee, Wisconsin

Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets:		
Cash and cash equivalents	$ 10,389	$ 16,134
Prepaid expenses	4,018	3,015
Total Assets	$ 14,407	$ 19,149
Stockholder's Equity		
Common stock, at stated value. 2,800 shares authorized, 300 shares issued and outstanding	$ 300	$ 300
Additional paid-in capital	25,000	25,000
Retained earnings (deficit)	(10,893)	(6,151)
Total stockholder's equity	14,407	19,149
Total Liabilities and Stockholder's Equity	$ 14,407	$ 19,149

The accompanying notes are an integral part of these financial statements.

BROKER/DEALER, INC.
Milwaukee, Wisconsin

Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Miscellaneous Income	$ 1,349	$ -
Operating Expenses:		
Professional fees	1,700	1,600
CRD transaction fees	3,015	5,872
Insurance	266	83
License and membership fees	450	450
Filing assistance fees	635	5,315
Miscellaneous expenses	25	25
Total operating expenses	6,091	13,345
Net Loss	$ (4,742)	$ (13,345)

The accompanying notes are an integral part of these financial statements.

BROKER/DEALER, INC.
Milwaukee, Wisconsin

Statements of Changes In Stockholder's Equity
Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2010	$ 300	$ 25,000	$ 7,194	$ 32,494
Net loss	-	-	(13,345)	(13,345)
Balance, December 31, 2011	300	25,000	(6,151)	19,149
Net loss	-	-	(4,742)	(4,742)
Balance, December 31, 2012	$ 300	$ 25,000	$ (10,893)	$ 14,407

The accompanying notes are an integral part of these financial statements.

BROKER/DEALER, INC.
Milwaukee, Wisconsin

Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities		
Net loss	$ (4,742)	$ (13,345)
Effects of changes in operating assets and liabilities		
Prepaid expenses	(1,003)	2,857
Net cash (used) by operating activitites	(5,745)	(10,488)
Net Decrease in Cash and Cash Equivalents	(5,745)	(10,488)
Cash and Cash Equivalents, Beginning of Year	16,134	26,622
Cash and Cash Equivalents, End of Year	$ 10,389	$ 16,134

The accompanying notes are an integral part of these financial statements.

BROKER/DEALER, INC.
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2012 and 2011

1. Summary of Significant Accounting Policies

Business Activity

Broker/Dealer, Inc. (the Company) is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the selection, training and supervision of employees of an affiliate involved with private placements of securities.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs. As of year-end, there were no accounts receivable.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Einhorn Associates, Inc. (see Note 2). In connection with the private placement of securities, the Company and Einhorn Associates, Inc. (Einhorn) may earn warrants and other equity units. These interests are generally received in the name of Einhorn and are recorded as revenue accordingly.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2012. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes as an S Corporation. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2009 and Wisconsin income tax examinations for years ending before December 31, 2008.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 14, 2012). There were no subsequent events that required recognition or disclosure.

2. Related Party Transactions

The Company's officers and directors are also owners and officers of Einhorn Associates, Inc., merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Einhorn Associates, Inc. $-0- in 2012 and $-0- in 2011 for expenses associated with management, bookkeeping and certain other services provided to the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012 and 2011, respectively, the Company had net capital of $10,389 and $16,134, which is in excess of the minimum requirement by $5,389 and $11,134 respectively. The ratio of aggregate indebtedness was -0- to 1 and -0- to 1, respectively.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

BROKER/DEALER, INC.
Milwaukee, Wisconsin

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
December 31, 2012

Total Stockholder's Equity	$ 14,407
Nonallowable assets	
Prepaid expenses	4,018
Net Capital	$ 10,389
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregated indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 5,389
Ratio of aggregate indebtedness to net capital	-0- to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2012):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report and per audit	$ 10,389

See Independent Auditors' Report

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Broker/Dealer, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Broker/Dealer, Inc. (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner + Benton LLP

Reilly, Penner and Benton, LLP
February 14, 2013
Milwaukee, Wisconsin